Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2012 AND 2011
(UNAUDITED)

Issued: July 10, 2012

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011
		(notes 4 and 15)		(notes 4 and 15)
Revenues
Print advertising	131,077	145,601	402,830	451,637
Print circulation	52,484	55,327	157,954	164,879
Digital	23,584	22,077	67,139	65,850
Other	4,876	4,623	13,830	14,371
Total revenues	212,021	227,628	641,753	696,737
Expenses
Compensation	89,469	95,801	266,766	283,771
Newsprint	13,644	14,493	40,911	44,538
Distribution	31,456	32,585	94,654	95,899
Other operating	41,224	38,169	123,259	116,860
Operating income before depreciation, amortization,
and restructuring (note 5)	36,228	46,580	116,163	155,669
Depreciation	6,585	6,769	19,564	20,344
Amortization	10,828	11,102	32,685	33,982
Restructuring and other items (note 9)	14,730	1,589	22,341	35,040
Operating income	4,085	27,120	41,573	66,303
Interest expense	16,084	17,704	47,720	55,828
Loss on debt prepayment (note 10)	-	11,018	-	11,018
Net financing expense relating to employee benefit plans (note 11)	975	843	2,925	2,531
Loss on disposal of property and equipment and intangible assets	43	115	78	115
(Gain) loss on derivative financial instruments (note 6)	(9,836)	1,907	(15,260)	29,473
Foreign currency exchange (gains) losses	8,956	695	15,034	(22,563)
Acquisition costs (note 3)	-	-	-	1,217
Loss before income taxes	(12,137)	(5,162)	(8,924)	(11,316)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(12,137)	(5,162)	(8,924)	(11,316)
Net earnings from discontinued operations, net of tax of nil (note 4)	-	2,437	14,053	2,078
Net earnings (loss) attributable to equity holders of the Company	(12,137)	(2,725)	5,129	(9,238)

Loss per share from continuing operations (note 12):
Basic	$(0.30)	$(0.13)	$(0.22)	$(0.28)
Diluted	$(0.30)	$(0.13)	$(0.22)	$(0.28)

Earnings per share from discontinued operations (note 12):
Basic	$-	$0.06	$0.35	$0.05
Diluted	$-	$0.06	$0.35	$0.05

Earnings (loss) per share attributable to equity holders of the Company (note 12):
Basic	$(0.30)	$(0.07)	$0.13	$(0.23)
Diluted	$(0.30)	$(0.07)	$0.13	$(0.23)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011
		(notes 4 and 15)		(notes 4 and 15)
Net earnings (loss) attributable to equity holders of the Company	(12,137)	(2,725)	5,129	(9,238)

Other comprehensive income (loss) from continuing operations
Gain (loss) on valuation of derivative financial instruments, net of tax of nil (note 7)	2,115	(3,493)	5,163	(302)
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 11)	(41,393)	(19,210)	(71,581)	9,474
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits, net of tax of nil (note 11)	-	(1,033)	(906)	(912)
Other comprehensive income (loss)	(39,278)	(23,736)	(67,324)	8,260
Comprehensive loss attributable to equity holders of the Company	(51,415)	(26,461)	(62,195)	(978)

Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	(51,415)	(27,865)	(75,342)	(2,144)
Discontinued operations	-	1,404	13,147	1,166
	(51,415)	(26,461)	(62,195)	(978)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2012	As at August 31, 2011

ASSETS

Current Assets
Cash	28,699	10,483
Accounts receivable	110,359	118,577
Inventory	3,884	5,834
Prepaid expenses and other assets	8,995	15,928
Total current assets	151,937	150,822

Non-Current Assets
Property and equipment	294,808	336,268
Derivative financial instruments (note 7)	22,761	13,817
Other assets	1,753	3,211
Intangible assets	387,173	440,032
Goodwill (note 4)	223,500	236,093
Total assets	1,081,932	1,180,243

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2012	As at August 31, 2011

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities (note 8)	78,215	77,084
Provisions (note 9)	18,922	11,508
Deferred revenue	30,263	30,494
Current portion of derivative financial instruments (note 7)	6,000	12,307
Current portion of long-term debt (note 10)	22,832	16,862
Total current liabilities	156,232	148,255

Non-Current Liabilities
Long-term debt (note 10)	481,919	555,436
Derivative financial instruments (note 7)	5,423	31,093
Other non-current liabilities (notes 11 and 13)	181,193	127,999
Provisions (note 9)	1,554	1,499
Deferred income taxes	681	681
Total liabilities	827,002	864,963

Equity
Capital stock	371,132	371,132
Contributed surplus (note 13)	7,447	5,602
Deficit	(113,976)	(46,618)
Accumulated other comprehensive loss	(9,673)	(14,836)
Total equity	254,930	315,280
Total liabilities and equity	1,081,932	1,180,243

Subsequent event (note 17)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

(In thousands of Canadian dollars)

	For the nine months ended May 31, 2012
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2011 (note 15)	371,132	5,602	(46,618)	(14,836)	315,280
Net earnings attributable to equity holders of the Company	-	-	5,129	-	5,129
Other comprehensive income (loss)	-	-	(72,487)	5,163	(67,324)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(67,358)	5,163	(62,195)
Share-based compensation (note 13)	-	1,845	-	-	1,845
Balance as at May 31, 2012	371,132	7,447	(113,976)	(9,673)	254,930

	For the nine months ended May 31, 2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at September 1, 2010 (note 15)	371,132	2,151	(50,144)	(13,263)	309,876
Net loss attributable to equity holders of the Company	-	-	(9,238)	-	(9,238)
Other comprehensive income (loss)	-	-	8,562	(302)	8,260
Comprehensive loss attributable to equity holders of the Company	-	-	(676)	(302)	(978)
Share-based compensation (note 13)	-	2,947	-	-	2,947
Balance as at May 31, 2011 (note 15)	371,132	5,098	(50,820)	(13,565)	311,845

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011
CASH GENERATED (UTILIZED) BY:		(note 4)		(note 4)

OPERATING ACTIVITIES
Net earnings (loss) attributable to equity holders of the Company	(12,137)	(2,725)	5,129	(9,238)
Items not affecting cash:
Depreciation	6,585	7,297	19,727	22,023
Amortization	10,828	11,271	32,740	34,494
(Gain) loss on derivative financial instruments (note 6)	(10,726)	(1,194)	(18,741)	24,674
Non-cash interest	1,467	2,163	10,178	7,862
Non-cash loss on debt prepayment (note 10)	-	9,635	-	9,635
Loss on disposal of property and equipment and intangible assets	43	115	78	112
Non-cash foreign currency exchange (gains) losses	9,016	(86)	14,218	(24,353)
Gain on sale of discontinued operations (note 4)	-	-	(17,109)	-
Share-based compensation (note 13)	(1,380)	1,748	(2,463)	4,896
Net financing expense relating to employee benefit plans (note 11)	975	848	2,932	2,544
Employee benefit funding in excess of compensation expense (note 11)	(2,741)	(4,977)	(15,588)	(15,298)
Net change in non-cash operating accounts	22,116	15,141	18,912	(13,545)
Cash flows from operating activities	24,046	39,236	50,013	43,806

INVESTING ACTIVITIES
Net proceeds received on the sale of discontinued operations (note 4)	1,450	-	87,340	-
Proceeds from the sale of property and equipment	4	114	4	1,223
Additions to property and equipment	(1,695)	(3,345)	(5,635)	(7,010)
Additions to intangible assets	(1,537)	(1,913)	(5,159)	(6,204)
Cash flows from investing activities	(1,778)	(5,144)	76,550	(11,991)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 10)	-	350,835	-	350,835
Repayment of long-term debt (note 10)	(7,629)	(16,254)	(108,310)	(39,441)
Repayment of long-term debt on refinancing (note 10)	-	(345,242)	-	(345,242)
Debt issuance costs (note 10)	-	(5,048)	(37)	(5,303)
Payment on capital lease	-	(1,841)	-	(1,841)
Cash flows from financing activities	(7,629)	(17,550)	(108,347)	(40,992)

Net change in cash	14,639	16,542	18,216	(9,177)
Cash at beginning of period	14,060	14,482	10,483	40,201
Cash at end of period	28,699	31,024	28,699	31,024

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011

Supplemental disclosure of operating cash flows
Interest paid	4,447	2,910	35,910	41,094
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For the three and nine months ended May 31, 2012 and 2011
(In thousands of Canadian dollars, except as otherwise noted)

1.     DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010.  The Company’s head office and registered office is 1450 Don Mills Road, Don Mills, Ontario.

The Company’s operations consist of news and information gathering and dissemination operations, with products offered in a number of markets across Canada through a variety of daily newspapers, online, digital and mobile platforms.  Additionally, the Company operates digital media and online assets including the canada.com network, Infomart and each newspaper’s online website.  The Company supports these operations through a variety of centralized shared services. The Company’s advertising revenue is seasonal. Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are typically relatively constant throughout the fiscal year.

2.     BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for fiscal years beginning on or after January 1, 2011. Accordingly, these interim condensed consolidated financial statements of the Company are prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  These interim condensed consolidated financial statements have been prepared using the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending August 31, 2012, which have been disclosed in note 3 of the Company’s interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.

The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of July 10, 2012, the date the Board of Directors (the “Board”) approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on the change-over to IFRS. These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended August 31, 2011 and with the IFRS transition disclosures included in the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.  Additional information on the Company’s transition to IFRS from Canadian GAAP, including reconciliations of the Company’s financial position and financial results as previously reported under Canadian GAAP is included in note 15 of these interim condensed consolidated financial statements.  In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP – Part V before the adoption of IFRS.

3.     BUSINESS ACQUISITIONS

In connection with the July 13, 2010 acquisition of Canwest LP, $9.0 million in cash was retained and held in trust by the court appointed monitor (the “Monitor”) to pay certain administrative fees and costs relating to the Canwest LP Companies Creditors Arrangement Act filing (the “CCAA filing”).  Any excess cash not used by the Monitor at the completion of the CCAA filing will be returned to the Company.  As at May 31, 2012, the Company has a contingent returnable consideration receivable of $3.2 million in accounts receivable on the condensed consolidated statement of financial position (August 31, 2011 - $3.0 million).  The Company received $2.0 million of the contingent returnable consideration receivable in July 2012.

The Company incurred additional acquisition costs of $1.2 million during the nine months ended May 31, 2011, which were charged to acquisition costs in the condensed consolidated statement of operations.

4.     DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties are all within the Newspaper segment.  On November 30, 2011, the Company completed the Transaction.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231

Gain on sale of discontinued operations, net of tax of nil	17,109

(1) In accordance with the terms and conditions of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”), the Company was required to repay the outstanding loans with the net proceeds of the Transaction (note 10).

As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations and as such, the condensed consolidated statement of operations and condensed consolidated statement of comprehensive loss for the three and nine months ended May 31, 2011 have been revised to reflect this change in presentation.  The condensed consolidated statements of financial position as at August 31, 2011 and the condensed consolidated statement of cash flows for the three and nine months ended May 31, 2011 have not been revised.

Net earnings from discontinued operations for the three and nine months ended May 31, 2012 and 2011 are summarized as follows:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011
Revenues
Print advertising	-	26,370	27,090	77,228
Print circulation	-	3,741	3,495	11,104
Digital	-	1,031	956	2,384
Other	-	422	535	1,334
Total revenues	-	31,564	32,076	92,050
Expenses
Compensation	-	12,477	12,756	38,111
Newsprint	-	1,241	1,218	3,532
Distribution	-	5,107	5,117	15,142
Other operating	-	7,409	7,611	21,224
Operating income before depreciation, amortization
and restructuring	-	5,330	5,374	14,041
Depreciation	-	528	163	1,679
Amortization	-	169	55	512
Restructuring and other items	-	311	57	3,466
Operating income	-	4,322	5,099	8,384
Interest expense (1)	-	1,880	8,148	6,298
Net financing expense related to employee benefit plans	-	5	7	13
Gain on disposal of property and equipment	-	-	-	(3)
Foreign currency exchange gains	-	-	-	(2)
Gain on sale of discontinued operations	-	-	(17,109)	-
Earnings before income taxes	-	2,437	14,053	2,078
Provision for income taxes	-	-	-	-
Net earnings from discontinued operations	-	2,437	14,053	2,078

(1) The Company has allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction.  During the three and nine months ended May 31, 2012, the Company allocated interest expense of nil and $1.8 million respectively, to discontinued operations (2011 - $1.9 million and $6.3 million, respectively).  In addition, during the nine months ended May 31, 2012, the repayment of the Term Loan Facility with the proceeds of the Transaction resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of $6.4 million which has been allocated to discontinued operations (2011 – nil) (note 10).

Cash flows from discontinued operations for the three and nine months ended May 31, 2012 and 2011 are summarized as follows:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011

Cash flows from operating activities	-	(1,648)	2,275	517
Cash flows from investing activities (1)	-	1,648	(2,275)	(517)
Cash flows from financing activities	-	-	-	-
Cash flows from discontinued operations	-	-	-	-

(1) The cash flows from discontinued operations are transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the three and nine months ended May 31, 2012 and 2011 of nil.

5.     OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND RESTRUCTURING

The Company presents operating income before depreciation, amortization and restructuring in the condensed consolidated statements of operations to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results as well as the results of its segments and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Finally, this measure is the primary measure, subject to certain required adjustments, used by our creditors to assess performance and compute financial maintenance covenants contained in the Company’s Term Loan Facility.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

6.     (GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011

(Gain) loss on fair value swap not designated as a hedge	(7,019)	995	(11,019)	20,789
Realized loss on settlement of cash flow swap (note 10)	-	-	675	-
Contractual cash interest settlement on fair value swap
not designated as a hedge	890	3,101	2,806	4,799
(Gain) loss on embedded derivative	(3,707)	(2,189)	(7,722)	3,885
(Gain) loss on derivative financial instruments	(9,836)	1,907	(15,260)	29,473

During the three and nine months ended May 31, 2012, no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges (2011 – nil).

7.     DERIVATIVE FINANCIAL INSTRUMENTS

	As at May 31, 2012	As at August 31, 2011

Assets
Embedded derivative	21,539	13,817
Foreign currency interest rate swap - designated as cash flow hedge (1)	1,222	-
	22,761	13,817
Less portion receivable within one year	-	-
Non-current derivative financial instruments	22,761	13,817

Liabilities
Foreign currency interest rate swaps - designated as cash flow hedges (1)	9,046	30,004
Foreign currency interest rate swap - not designated as a hedge	2,377	13,396
	11,423	43,400
Less portion due within one year	(6,000)	(12,307)
Non-current derivative financial instruments	5,423	31,093

(1) The notional principal amounts outstanding on the foreign currency interest rate swaps designated as cash flow hedges as at May 31, 2012 were US$305.8 million (August 31, 2011 - US$323.1 million) (note 10).  During the three and nine months ended May 31, 2012, foreign currency exchange gains of $13.3 million and $17.0 million, respectively, (2011 – foreign currency exchange losses of $0.8 million and $27.0 million, respectively) were reclassified to the condensed consolidated statement of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Notes”) and the hedged portion of the Term Loan Facility.  During the three and nine months ended May 31, 2012, losses of $2.1 million and $6.1 million, respectively, (2011 - $2.0 million and $5.4 million, respectively) were reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statement of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations over the next twelve months is $6.8 million.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2012	As at August 31, 2011

Trade payables	10,204	8,330
Accrued liabilities	52,513	63,228
Accrued interest	15,498	5,526
Accounts payable and accrued liabilities	78,215	77,084

9.     PROVISIONS

	As at May 31, 2012	As at August 31, 2011

Current provisions	18,922	11,508
Non-current provisions	1,554	1,499
Total provisions	20,476	13,007

Changes to the provisions reported in the condensed consolidated statement of financial position for the nine months ended May 31, 2012 are as follows:

	Restructuring (a)	Other provisions (b)	Total
Liability as at August 31, 2011	9,208	3,799	13,007
Charges	22,398	973	23,371
Payments	(14,899)	(1,003)	(15,902)
Liability as at May 31, 2012	16,707	3,769	20,476
Less portion due within one year	(16,707)	(2,215)	(18,922)
Non-current provisions	-	1,554	1,554

(a) Restructuring

The Company is currently implementing the initial phase of initiatives aimed at reducing legacy newspaper infrastructure costs.  The restructuring initiatives, consisting of a series of involuntary and voluntary terminations, are primarily in the Newspaper segment.

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal and facility restoration costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

10.   LONG-TERM DEBT

				As at May 31, 2012	As At August 31, 2011
	Maturity	Principal translated at May 31, 2012 exchange rates	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

Senior Secured Term Loan Credit Facility
Tranche C (US$240.0M) (1)	July 2016	247,892	11,418	236,474	313,162
Senior Secured Notes (US$268.6M) (2)	July 2018	277,473	9,196	268,277	259,136
Senior Secured Asset-Based Revolving Credit Facility (3)	July 2014	-	-	-	-
Total long-term debt				504,751	572,298
Less portion due within one year				(22,832)	(16,862)
Long-term debt				481,919	555,436

The terms and conditions of long-term debt are the same as disclosed in the August 31, 2011 audited consolidated financial statements, except as disclosed below:

(1) In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of the Disposed Properties was used to make a principal payment of US$84.6 million (CDN$86.5 million) on Tranche C.  The Company accounts for Tranche C at amortized cost using the effective interest rate method and as a result of this repayment the Company recalculated the carrying amount of Tranche C as at November 30, 2011 to reflect the actual and revised estimates of expected future cash flows.  As a result of such recalculation during the nine months ended May 31, 2012, the Company charged a total of $6.9 million to interest expense in the condensed consolidated statement of operations representing an acceleration of unamortized financing fees and discounts of Tranche C.  Of this amount, $6.4 million was allocated to interest expense of discontinued operations as this portion related to the repayment due to the sale of the Disposed Properties (note 4).

On April 4, 2011, the Company entered into an agreement with its lenders which amended certain terms of the Term Loan Facility. The amounts then outstanding under the original agreement, including the US Tranche of $238.0 million (US$247.0 million) and the Canadian Tranche of $107.3 million were repaid and replaced with Tranche C.  Tranche C was issued for US$365.0 million (CDN$351.7 million), at a discount of 0.25%, for net proceeds of $350.8 million, before financing fees of $5.0 million.  At the time of the repayment the Company determined that the refinancing of the US Tranche was partially an extinguishment and partially a modification other than an extinguishment and the refinancing of the Canadian Tranche was an extinguishment.  As a result during the three and nine months ended May 31, 2011, the Company charged a total of $11.0 million to the condensed consolidated statement of operations as a loss on debt prepayment which includes $1.4 million of costs that occurred on settlement and $9.6 million of unamortized discounts and financing fees.  On April 4, 2011, in conjunction with the amendments to the Term Loan Facility, the Company amended the existing foreign currency interest rate swap not designated as a hedge.  As a result of the amendment during the nine months ended May 31, 2011, the Company paid $1.8 million and charged it to the condensed consolidated statement of operations as a loss on derivative financial instruments.

(2) On January 20, 2012, the Company repurchased and retired US$6.4 million of the Notes for total cash consideration of $6.3 million (US$6.2 million) and as such the Company has recorded a gain of $0.2 million which is recorded in interest expense in the condensed consolidated statement of operations during the nine months ended May 31, 2012.  In conjunction with the retirement the Company settled a notional amount of US$10.0 million of the foreign currency interest rate swap associated with the Notes for cash consideration of $0.7 million.  As a result of this settlement, the Company recorded a gain of $0.7 million which is recorded in gain (loss) on derivative financial instruments in the condensed consolidated statement of operations during the nine months ended May 31, 2012 (note 6).

(3) As at May 31, 2012 the Company had no amounts drawn (August, 31, 2011 – nil) and had availability of $32.9 million (August 31, 2011 – $37.3 million) under this facility.

11.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, as well as other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss from continuing operations in the condensed consolidated statements of operations are as follows:

	For the three months ended May 31, 2012 and 2011
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Current service cost	2,526	3,117	438	454	578	553	3,542	4,124
Amortization of past service costs	-	-	62	-	-	-	62	-
Net actuarial losses					433	218	433	218
Interest cost	5,089	5,031	761	721	176	209	6,026	5,961
Expected return on plan assets	(5,051)	(5,118)	-	-	-	-	(5,051)	(5,118)
Curtailment gain (1)	-	(1,199)	-	(1,367)	-	-	-	(2,566)
Net defined benefit plan expense (2)	2,564	1,831	1,261	(192)	1,187	980	5,012	2,619

	For the nine months ended May 31, 2012 and 2011
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Current service cost	7,578	9,351	1,314	1,362	1,734	1,659	10,626	12,372
Amortization of past service costs	-	-	186	-	-	-	186	-
Net actuarial losses					644	-	644	-
Interest cost	15,267	15,095	2,283	2,163	528	627	18,078	17,885
Expected return on plan assets	(15,153)	(15,354)	-	-	-	-	(15,153)	(15,354)
Curtailment gain (1)	-	(1,199)	-	(1,367)	-	-	-	(2,566)
Net defined benefit plan expense (2)	7,692	7,893	3,783	2,158	2,906	2,286	14,381	12,337

(1) During the three and nine months ended May 31, 2011, the termination of employees under the restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result a curtailment occurred.
(2) Current service cost, amortization of past service costs and net actuarial losses related to other long-term employee benefits are included in compensation expense, curtailment gain is included in restructuring and other items and interest cost and expected return on plan assets is included in net financing expense relating to employee benefit plans in the condensed consolidated statements of operations.  In addition, during the three and nine months ended May 31, 2012, the Disposed Properties recorded net employee benefit plan costs in earnings from discontinued operations of nil and $0.2 million, respectively (2011 - $0.3 million and $0.7 million, respectively).

Actuarial gains (losses) related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of comprehensive loss are as follows:

	For the three months ended May 31, 2012 and 2011
	Pension benefits		Post-retirement benefits		Total
	2012	2011	2012	2011	2012	2011

Other comprehensive loss from continuing operations
Net actuarial losses on employee benefits	(38,400)	(18,567)	(2,993)	(643)	(41,393)	(19,210)
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits	-	(1,033)	-	-	-	(1,033)
Net actuarial losses recognized in other comprehensive loss	(38,400)	(19,600)	(2,993)	(643)	(41,393)	(20,243)

	For the nine months ended May 31, 2012 and 2011
	Pension benefits		Post-retirement benefits		Total
	2012	2011	2012	2011	2012	2011

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	(65,667)	9,420	(5,914)	54	(71,581)	9,474
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits	(906)	(912)	-	-	(906)	(912)
Net actuarial gains (losses) recognized in other comprehensive loss	(66,573)	8,508	(5,914)	54	(72,487)	8,562

The cumulative actuarial gains (losses) and minimum funding liability related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of financial position as at May 31, 2012 are as follows:

2012

Cumulative actuarial gains and minimum funding liability recognized directly in deficit, August 31, 2011	7,802
Net actuarial losses recognized in other comprehensive loss and deficit	(72,487)
Cumulative actuarial losses and minimum funding liability recognized directly in deficit, May 31, 2012	(64,685)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in the condensed consolidated statement of financial position for the nine months ended May 31, 2012 are as follows:

	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)

Liability as at August 31, 2011	51,926	52,953	16,580	121,459
Amounts recognized in the statement of operations (2)	7,923	3,783	2,906	14,612
Amounts recognized in other comprehensive loss	66,573	5,914	-	72,487
Contributions to the plans	(24,331)	(1,513)	(1,424)	(27,268)
Disposal of discontinued operations (note 4)	(2,025)	-	-	(2,025)
Liability as at May 31, 2012	100,066	61,137	18,062	179,265

(1) As at August 31, 2011 and May 31, 2012, the net benefit obligation is recorded in other non-current liabilities on the condensed consolidated statement of financial position.
(2) Includes $0.2 million of pension benefit costs related to the Disposed Properties.

12.   EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings (loss) per share.  No reconciling items in the computation of net earnings (loss) exist.

	For the three months ended
	May 31,
	2012	2011
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of Options and RSUs	-	-
Diluted weighted average shares outstanding during the period	40,323,170	40,323,170

Options and RSUs outstanding which are anti-dilutive	840,000	400,000

	For the nine months ended
	May 31,
	2012	2011
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of Options and RSUs	-	-
Diluted weighted average shares outstanding during the period	40,323,170	40,323,170

Options and RSUs outstanding which are anti-dilutive	840,000	400,000

13.   SHARE-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

On January 26, 2012, the Company granted 0.6 million options under the Option Plan.  The fair value of the underlying options was estimated using the Black-Scholes option pricing model.  The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2012
Fair value	$2.92

Key assumptions
Exercise Price	$6.43
Risk-free interest rate (1)	1.33%
Dividend yield	-
Volatility factor (2)	54.0%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares and the volatility of similar companies in the publishing and media industries.
(3) Based on contractual terms and a published academic study.

The following table provides details on changes to the issued options, which are presented in whole numbers, for the nine months ended May 31, 2012:

	Stock options outstanding	Weighted Average Exercise Price

Balance, August 31, 2011	1,280,000	$9.85
Granted	600,000	$6.43
Cancelled	(164,000)	$(9.85)
Forfeited	(136,000)	$(9.45)
Balance, May 31, 2012	1,580,000	$8.59

During the three and nine months ended May 31, 2012, the Company recorded compensation expense relating to the Option Plan of $0.2 million and $0.9 million, respectively (2011 - $0.6 million and $1.2 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSUs during the three and nine months ended May 31, 2012 (2011 – nil and nil, respectively) and has RSUs outstanding of 0.6 million as at May 31, 2012 (August 31, 2011 – 0.6 million).  During the three and nine months ended May 31, 2012, the Company recorded compensation expense relating to the RSU Plan of $0.3 million and $0.9 million, respectively (2011 - $0.5 million and $1.7 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the nine months ended May 31, 2012 and 2011, the Company granted a nominal amount of deferred share units.  During the three and nine months ended May 31, 2012, the Company recorded a recovery of $1.9 million and $4.3 million, respectively, to compensation expense (2011 – expense of $0.6 million and $2.0 million, respectively), with an offset to other non-current liabilities.  The recovery of share based compensation expense is due to the decline in the share price of the Company’s Class C voting shares.

The aggregate carrying value of the DSU Plan liability was $0.7 million as at May 31, 2012 (August 31, 2011 - $5.0 million) and is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

14.   SEGMENT INFORMATION

During the three months ended May 31, 2012, the Company amended its operating segments to reflect recent changes to the reporting structure and its management team.  The Eastern newspaper operating segment and Western newspaper operating segment have been replaced with one operating segment, the Newspaper operating segment.  Changes in reporting segments are to be applied retroactively; however there was no impact on the Company’s segment reporting as the Eastern and Western newspaper operating segments were previously aggregated to form one reportable segment for financial reporting purposes, the Newspaper segment.  The Newspaper segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  The Company has other business activities and an operating segment which is not separately reportable and is referred to as the All other category.  Revenue in the All other category primarily consists of advertising and subscription revenue from Infomart and the website canada.com.

Each operating segment operates as a strategic business unit with separate management.  Segment performance is measured primarily upon the basis of segment operating profit.  The Company accounts for intersegment sales as if the sales were to third parties.

Included within digital revenue in the condensed consolidated statements of operations is advertising revenue of $16.6 million and $46.8 million, respectively, for the three and nine months ended May 31, 2012 (2011 - $15.9 million and $46.2 million, respectively), and circulation/subscription revenue of $7.0 million and $20.3 million, respectively, for the three and nine months ended May 31, 2012 (2011 - $6.2 million and $19.7 million, respectively). Accordingly, aggregate print and digital revenue from advertising was $147.6 million and $449.6 million, respectively, for the three and nine months ended May 31, 2012 (2011 - $161.5 million and $497.8 million, respectively), and aggregate print and digital revenue from circulation/subscription was $59.5 million and $178.3 million, respectively, for the three and nine months ended May 31, 2012 (2011 - $61.5 million and $184.5 million, respectively).

Segmented information and a reconciliation of segment operating income to loss before income taxes for the three and nine months ended May 31, 2012 and 2011 are as follows:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011

Revenue
Newspaper	203,993	219,272	617,683	670,381
All other	9,099	9,381	27,079	29,413
Intersegment elimination (1)	(1,071)	(1,025)	(3,009)	(3,057)
Total revenue	212,021	227,628	641,753	696,737
Operating income before depreciation, amortization
and restructuring
Newspaper	38,581	50,975	123,065	167,809
All other	2,557	3,471	8,397	11,488
Corporate	(4,910)	(7,866)	(15,299)	(23,628)
	36,228	46,580	116,163	155,669
Reconciliation of segment operating income to loss
before income taxes
Depreciation	6,585	6,769	19,564	20,344
Amortization	10,828	11,102	32,685	33,982
Restructuring and other items	14,730	1,589	22,341	35,040
Operating income	4,085	27,120	41,573	66,303
Interest expense	16,084	17,704	47,720	55,828
Loss on debt prepayment	-	11,018	-	11,018
Net financing expense relating to employee benefit plans	975	843	2,925	2,531
Loss on disposal of property and equipment and intangible assets	43	115	78	115
(Gain) loss on derivative financial instruments	(9,836)	1,907	(15,260)	29,473
Foreign currency exchange (gains) losses	8,956	695	15,034	(22,563)
Acquisition costs	-	-	-	1,217
Loss before income taxes	(12,137)	(5,162)	(8,924)	(11,316)

(1) The Newspaper segment recorded intersegment revenue for the three and nine months ended May 31, 2012 of $1.0 million and $2.7 million, respectively (2011 - $0.9 million and $2.6 million, respectively) and the All other category recorded intersegment revenue for the three and nine months ended May 31, 2012 of $0.1 million and $0.3 million, respectively, (2011 - $0.1 million and $0.5 million, respectively).

15.   IFRS - FIRST TIME ADOPTION

These interim condensed consolidated financial statements are prepared in accordance with IFRS.  The date of the opening statement of financial position under IFRS and the Company’s date of transition to IFRS was September 1, 2010 (“Transition Date”).  Prior to September 1, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.  The Company is required to establish IFRS accounting policies as of the Transition Date and, in general, apply these retrospectively to determine the IFRS opening statement of financial position.  Descriptions of applicable mandatory exemptions and optional exceptions under IFRS 1 – First-time adoption of IFRS, to this general principle of retrospective application, are set out in note 20 of the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010, as well as the detail of the effects of the transition as at September 1, 2010 and for the year ended August 31, 2011.  The effects of the transition as at August 31, 2011 and May 31, 2011 and for the three and nine months ended May 31, 2011 are presented in this note.

Reconciliation of Canadian GAAP to IFRS

(i) Reconciliation of equity

Total equity as at August 31, 2011 and May 31, 2011 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	As at August 31, 2011	As at May 31, 2011

Total equity in accordance with Canadian GAAP	304,342	307,421

Differences (increasing) decreasing reported deficit
Employee benefits - actuarial gains (a)	11,948	3,249
Employee benefits - other long-term employee benefit plans (b)	1,769	(192)
Employee benefits - curtailment gains (c)	1,367	1,367
Employee benefits - minimum funding liability (d)	(4,146)	-
Total differences decreasing reported deficit	10,938	4,424
Total equity in accordance with IFRS	315,280	311,845

(ii) Reconciliation of net loss

Net loss for the three and nine months ended May 31, 2011 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	For the three months ended	For the nine months ended
	May 31, 2011

Net loss in accordance with Canadian GAAP	(3,881)	(10,626)

Differences (increasing) or decreasing reported net loss
Employee benefits - other long-term employee benefit plans (b)	(211)	21
Employee benefits - curtailment gains (c)	1,367	1,367
Total differences decreasing reported net loss	1,156	1,388
Net loss in accordance with IFRS	(2,725)	(9,238)

(iii) Reconciliation of comprehensive loss

Comprehensive loss for the three and nine months ended May 31, 2011 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	For the three months ended	For the nine months ended
	May 31, 2011

Comprehensive loss in accordance with Canadian GAAP	(7,374)	(10,928)

Differences (increasing) or decreasing reported comprehensive loss
Impact of IFRS adjustments on net loss	1,156	1,388
Employee benefits - actuarial gains (losses) (a)	(20,243)	8,562
Total differences (increasing) decreasing reported comprehensive loss	(19,087)	9,950
Comprehensive loss in accordance with IFRS	(26,461)	(978)

Explanatory notes on the transition to IFRS

(a) Employee benefits – actuarial gains and losses on defined benefit pension and post-retirement benefit plans

Under IFRS, the Company elected to immediately recognize all actuarial gains and losses arising after the Transition Date in other comprehensive income and deficit.  Under Canadian GAAP, the Company used the corridor method whereby actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation or the fair value of plan assets at the beginning of the year were amortized over the expected average remaining service period of active employees.

For the three months ended May 31, 2011, the discount rate used to measure the Company’s plan obligations for defined benefit pension and post-retirement benefit plans decreased from 5.63% to 5.40% and 5.50% to 5.40%, respectively, resulting in an actuarial loss of $17.5 million.  For the nine months ended May 31, 2011, the discount rate used to measure the Company’s plan obligations for defined benefit pension plans increased from 5.30% to 5.40% and remained unchanged at 5.4% for the post-retirement benefit plans, respectively, resulting in an actuarial loss of $9.4 million.  For the three and nine months ended May 31, 2011, the actual return on plan assets related to the Company’s pension benefit plans was $2.7 million lower and $18.0 million higher, respectively, compared to the expected return resulting in actuarial losses and gains, respectively.  As a result of these changes during the three and nine months ended May 31, 2011, net actuarial losses of $20.2 million and net actuarial gains of $8.6 million, respectively, were charged to other comprehensive loss and then immediately transferred to deficit with a corresponding increase and decrease to other non-current liabilities, respectively.  The comprehensive loss of $20.2 million and comprehensive income of $8.6 million for the three and nine months ended May 31, 2011, includes actuarial losses of $1.0 million and $0.9 million, respectively, related to discontinued operations.  The effect of this adjustment, along with the adjustment on transition of an actuarial loss of $5.3 million, on the consolidated statement of financial position as at May 31, 2011, was to decrease other non-current liabilities $3.3 million with a corresponding decrease to deficit.

The annual effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $11.9 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(b) Employee benefits – actuarial gains and losses on other long-term employee benefit plans

Under IAS 19 – Employee Benefits, long-term employee benefit plans should be accounted for in the same way as defined benefit pension and defined benefit post-retirement plans with the exception that actuarial gains and losses and past service costs are recognized immediately in the statement of operations.  Under Canadian GAAP, the Company accounted for these plans similarly, except actuarial gains and losses were amortized on a straight-line basis over the average duration to which benefits are expected to be paid (expected average remaining service life).  Net loss for the three and nine months ended May 31, 2011 increased by a nominal amount due to the exclusion of the amortization of actuarial losses under Canadian GAAP.  For the three and nine months ended May 31, 2011, the discount rate used to measure the Company’s other long-term employee benefit plan obligations decreased from 4.60% to 4.40% and remained unchanged at 4.40%, respectively, resulting in actuarial losses of $0.2 million and nominal actuarial gains, respectively.  As a result net loss for the three and nine months ended May 31, 2011, increased $0.2 million and decreased nominally, respectively, with a corresponding increase and decrease to other non-current liabilities, respectively.  The effect of this adjustment, along with the adjustment on transition of an actuarial loss of $0.2 million, on the consolidated statement of financial position as at May 31, 2011, was to increase other non-current liabilities $0.2 million with a corresponding increase to deficit.

The annual effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $1.8 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(c) Employee benefits – curtailment gain

During the three and nine months ended May 31, 2011, under Canadian GAAP, the Company recorded a curtailment gain by reversing unamortized actuarial losses of $1.4 million.  As described above, under IFRS the Company recognizes actuarial gains and losses in other comprehensive income and deficit as they occur, accordingly the curtailment gain was fully recognized in the statement of operations.  As a result during the three and nine months ended May 31, 2011, restructuring and other items decreased $1.4 million in the condensed consolidated statement of operations.  The effect of this adjustment on the consolidated statement of financial position as at May 31, 2011, was to decrease other non-current liabilities $1.4 million with a corresponding decrease to deficit.

The annual effect of this adjustment on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $1.4 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(d) Employee benefits – minimum funding liability

IFRIC 14 “IAS 19 - The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, addresses the application of paragraph 58 of IAS 19 which limits the measurement of a defined benefit asset to "the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan" plus past service cost.  IFRIC 14 provides guidance regarding (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, (b) how a minimum funding requirement might affect the availability of reductions in future contributions and (c) when a minimum funding requirement might give rise to a liability.  An additional minimum funding liability will exist if the discounted minimum funding requirements from the actuarial funding valuations exceed the Company’s best estimate of future contributions required for past services and cannot be recovered.    Canadian GAAP did not address accounting for an additional liability due to minimum funding requirements.  Changes in the minimum funding requirement arising after the Transition Date are recognized in other comprehensive income and then immediately transferred to deficit.  For the year ended August 31, 2011, the Company determined that it had an additional liability of $4.1 million associated with the minimum funding requirements of its pension plans.  The effect of this adjustment on the consolidated statement of financial position as at August 31, 2011 was to increase other non-current liabilities by $4.1 million with a corresponding increase to deficit.

The deferred income tax effect of these adjustments was nil.

(e) Employee benefits – presentation of expense

IAS 19 does not specify the presentation of current service cost, interest cost and the expected return on plan assets as components or a single item of income or expense.  Accordingly, under IFRS the Company has elected to present the components of pension cost separately in the statement of operations. Current service costs will continue to be recorded in compensation expenses, and interest costs and the expected return on plan assets will be recorded in net financing expense relating to employee benefit plans in the statement of operations.  As a result of this presentation change, compensation expense decreased by $0.8 million and $2.5 million, respectively, and net financing expense relating to employee benefit plans increased by $0.8 million and $2.5 million, respectively, in the condensed consolidated statement of operations for the three and nine months ended May 31, 2011.  In addition, net loss from continuing operations for the three and nine months ended May 31, 2011 increased nominally due to the reclassification of net financing expense relating to employee benefit plans to earnings from discontinued operations.

(f) Provisions and contingent liabilities

On transition to IFRS, a review of the Company’s provisions and contingent liabilities was performed.  As a result of the review, there were no changes to previously recorded amounts under Canadian GAAP.  However, under IFRS, provisions must be presented separately in the statement of financial position.  As a result of this presentation change provisions of $11.5 million and $1.5 million were reclassified from accounts payable and accrued liabilities and non-current liabilities, respectively, on August 31, 2011.

The following tables reconcile Canadian GAAP to IFRS, and where applicable, adjust for the presentation of discontinued operations, for the Company’s consolidated statements of operations and consolidated statements of comprehensive loss for the three and nine months ended May 31, 2011.

Consolidated statement of operations for the three months ended May 31, 2011

	Canadian GAAP	Discontinued operations (note 4)		IFRS adjustments	IFRS

Revenues
Print advertising	171,971	(26,370)		-	145,601
Print circulation	59,068	(3,741)		-	55,327
Digital	23,108	(1,031)		-	22,077
Other	5,045	(422)		-	4,623
Total revenues	259,192	(31,564)		-	227,628
Expenses
Compensation	108,915	(12,477)	[b]	211
			[e]	(848)	95,801
Newsprint	15,734	(1,241)		-	14,493
Distribution	37,692	(5,107)		-	32,585
Other operating	45,578	(7,409)		-	38,169
Operating income before depreciation, amortization and restructuring	51,273	(5,330)		637	46,580
Depreciation	7,297	(528)		-	6,769
Amortization	11,271	(169)		-	11,102
Restructuring and other items	3,267	(311)	[c]	(1,367)	1,589
Operating income	29,438	(4,322)		2,004	27,120
Interest expense	19,584	(1,880)		-	17,704
Loss on debt prepayment	11,018	-		-	11,018
Net financing expense relating to employee benefit plans	-	(5)	[e]	848	843
Loss on disposal of property and equipment	115	-		-	115
Loss on derivative financial instruments	1,907	-		-	1,907
Foreign currency exchange losses	695	-		-	695
Loss before income taxes	(3,881)	(2,437)		1,156	(5,162)
Provision for income taxes	-	-		-	-
Net loss from continuing operations	(3,881)	(2,437)		1,156	(5,162)
Net earnings from discontinued operations, net of tax of nil	-	2,437		-	2,437
Net loss attributable to equity holders of the Company	(3,881)	-		1,156	(2,725)

Consolidated statement of comprehensive loss for the three months ended May 31, 2011

	Canadian GAAP		IFRS adjustments	IFRS

Net loss attributable to equity holders of the Company	(3,881)		1,156	(2,725)

Other comprehensive loss from continuing operations
Loss on valuation of derivative financial instruments, net of tax of nil	(3,493)		-	(3,493)
Net actuarial losses on employee benefits, net of tax of nil	-	[a]	(19,210)	(19,210)
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits, net of tax of nil	-	[a]	(1,033)	(1,033)
Other comprehensive loss	(3,493)		(20,243)	(23,736)
Comprehensive loss attributable to equity holders of the Company	(7,374)		(19,087)	(26,461)

Consolidated statement of operations for the nine months ended May 31, 2011

	Canadian GAAP	Discontinued operations (note 4)		IFRS adjustments	IFRS

Revenues
Print advertising	528,865	(77,228)		-	451,637
Print circulation	175,983	(11,104)		-	164,879
Digital	68,234	(2,384)		-	65,850
Other	15,705	(1,334)		-	14,371
Total revenues	788,787	(92,050)		-	696,737
Expenses
Compensation	324,447	(38,111)	[b]	(21)
			[e]	(2,544)	283,771
Newsprint	48,070	(3,532)		-	44,538
Distribution	111,041	(15,142)		-	95,899
Other operating	138,084	(21,224)		-	116,860
Operating income before depreciation, amortization and restructuring	167,145	(14,041)		2,565	155,669
Depreciation	22,023	(1,679)		-	20,344
Amortization	34,494	(512)		-	33,982
Restructuring and other items	39,873	(3,466)	[c]	(1,367)	35,040
Operating income	70,755	(8,384)		3,932	66,303
Interest expense	62,126	(6,298)		-	55,828
Loss on debt prepayment	11,018	-		-	11,018
Net financing expense relating to employee benefit plans	-	(13)	[e]	2,544	2,531
Loss on disposal of property and equipment	112	3		-	115
Loss on derivative financial instruments	29,473	-		-	29,473
Foreign currency exchange gains	(22,565)	2		-	(22,563)
Acquisition costs	1,217	-		-	1,217
Loss before income taxes	(10,626)	(2,078)		1,388	(11,316)
Provision for income taxes	-	-		-	-
Net loss from continuing operations	(10,626)	(2,078)		1,388	(11,316)
Net earnings from discontinued operations, net of tax of nil	-	2,078		-	2,078
Net loss attributable to equity holders of the Company	(10,626)	-		1,388	(9,238)

Consolidated statement of comprehensive loss for the nine months ended May 31, 2011

	Canadian GAAP		IFRS adjustments	IFRS

Net loss attributable to equity holders of the Company	(10,626)		1,388	(9,238)

Other comprehensive income (loss) from continuing operations
Loss on valuation of derivative financial instruments, net of tax of nil	(302)		-	(302)
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	9,474	9,474
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits, net of tax of nil	-	[a]	(912)	(912)
Other comprehensive income (loss)	(302)		8,562	8,260
Comprehensive loss attributable to equity holders of the Company	(10,928)		9,950	(978)

16.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim condensed consolidated financial statements have been prepared in accordance with IFRS.  In certain aspects GAAP as applied in the United States (“US GAAP”) differs from IFRS.  The following information is being presented to comply with the US GAAP reconciliation requirements of the Senior Secured Notes indenture.  All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

Principal differences affecting the Company

(a) IFRS 1 – First time adoption of IFRS

The Company was required to apply the provision of IFRS 1 upon transition to IFRS.  IFRS 1 requires that the opening statement of financial position include all of the assets and liabilities that IFRS requires; exclude any assets and liabilities that IFRS does not permit; classify all assets, liabilities and equity in accordance with IFRS; measure all items in accordance with IFRS; and also includes certain optional exemptions and mandatory exceptions that do not require or permit recognition, classification and measurement in line with the above. US GAAP does not contain a comparable standard.  Included in note 15 are the various reconciliations from Canadian GAAP to IFRS and below are the various IFRS and US GAAP accounting differences which would include any measurement differences pertaining to the application of IFRS 1.

(b) Employee benefits – actuarial gains and losses

Under IFRS, the Company adopted an accounting policy of recognizing actuarial gains and losses related to the present value of the defined benefit obligation and the fair value of plan assets in other comprehensive income and deficit.  Such actuarial gains and losses are not subsequently recycled to the statement of operations.  Under US GAAP, the Company recognizes the funded status of defined benefit pension and post-retirement plans and recognizes changes in the funded status in the year in which the changes occur through other comprehensive income and accumulated other comprehensive income.  Actuarial gains and losses previously recognized in other comprehensive income are recycled to the statement of operations using the corridor method of amortization.  Under the corridor method the net actuarial gain or loss over 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees.  Since the Company’s actuarial gains and losses as at August 31, 2011 fall within the corridor there is no earnings difference related to the amortization of actuarial gains and losses for the three and nine months ended May 31, 2012.  For the three and nine months ended May 31, 2011, net loss increased a nominal amount with a corresponding decrease to comprehensive loss as a result of the amortization of actuarial losses, net of a deferred tax provision of nil.  Due to the sale of the Disposed Properties under US GAAP, the cumulative net actuarial loss in equity is recycled to the statement of operations.  The effect on US GAAP net earnings for the three and nine months ended May 31, 2012, was to increase net loss nil and decrease net earnings $0.4 million, respectively, with a corresponding decrease to comprehensive loss (2011 – nil and nil, respectively), net of a deferred income tax provision of nil.

(c) Employee benefits – past service costs

Under IFRS, the Company is required to recognize on the statement of financial position the difference between the defined benefit obligation and the fair value of plan assets, plus or minus any unrecognized past service costs, if any.  Under US GAAP, the Company recognizes the funded status of defined benefit plans and recognizes changes in the funded status in the period in which the changes occur through other comprehensive income and accumulated other comprehensive income.  The funded status represents the difference between the fair value of the plans assets and the defined benefit obligation.  Past service costs previously recognized in other comprehensive income are recycled to the statement of operations on a straight-line basis over the vesting period.  The effect on US GAAP comprehensive loss for the three and nine months ended May 31, 2012, was to decrease comprehensive loss by $0.1 million and $0.2 million, respectively (2011 – nil and nil, respectively), net of a deferred income tax provision of nil.  The effect on the consolidated statement of financial position as at May 31, 2012, was to increase other non-current liabilities $2.0 million with a corresponding increase to deficit (August 31, 2011 - $2.2 million).

(d) Employee benefits – minimum funding liability

Under IFRS, the additional minimum liability associated with minimum funding requirements is computed by discounting the minimum funding requirements from the actuarial funding valuations by the discount rate as defined by IAS 19.  Changes in the minimum funding liability arising after the Transition Date are recognized in other comprehensive income and then immediately transferred to deficit.  US GAAP does not recognize a minimum funding liability.  The effect on US GAAP comprehensive loss for the three and nine months ended May 31, 2012 and 2011 was nil.  The effect on the consolidated statement of financial position as at May 31, 2012, was to decrease other non-current liabilities $4.1 million with a corresponding decrease to deficit (August 31, 2011- $4.1 million).

(e) Employee benefits – curtailment gains

Under IFRS, curtailment gains include a pro rata share of the related unamortized actuarial loss and unrecognized past service costs.  Since the Company recognizes actuarial gains and losses in other comprehensive income and deficit as they occur, the curtailment gain is recognized in the statement of operations net of any pro rata share of unrecognized past service costs.  Under US GAAP, the curtailment gain is first recorded to offset any related unamortized actuarial loss recognized in accumulated other comprehensive income and any remaining curtailment gain is recognized in the statement of operations.  The effect on US GAAP net earnings (loss) for the three and nine months ended May 31, 2012 was nil.  The effect on US GAAP net loss for the three and nine months ended May 31, 2011 was to increase net loss $1.4 million, with a corresponding decrease to comprehensive loss, net of a deferred income tax provision of nil.

(f) Employee benefits – presentation of expense

Under IFRS, the Company has elected an accounting policy of recognizing the components of the defined benefit expense within different line items in the statement of operations.  The current service cost and recognized element of any past service costs of employee benefits expense is recorded in compensation expense in the condensed consolidated statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the condensed consolidated statement of operations.  Under US GAAP, the components of the defined benefit expense must be aggregated and presented as a net amount in the statement of operations.  During the three and nine months ended May 31, 2012, net financing expense relating to employee benefit plans was $1.0 million and $2.9 million, respectively (2011 - $0.8 million and $2.5 million, respectively)

(g) Long-term debt – debt issuance costs

Under IFRS, transaction costs related to the issuance of debt are deducted from the carrying value of the financial liability and are amortized using the effective interest method.  Under US GAAP, debt issuance costs, other than debt discounts or premiums, are deferred as an asset and recognized over the contractual life using the constant interest method.  The effect on the statement of financial position as at May 31, 2012, would be an increase to other assets of $17.9 million (August 31, 2011 - $24.9 million) with an offsetting increase to long-term debt.

(h) Impairment of indefinite life intangible assets

Under IFRS, indefinite life intangible assets are tested for impairment as part of a cash generating unit (“CGU”) because they do not generate cash flows independently of other assets.  A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Under US GAAP, impairments of indefinite life intangible assets are measured on an individual basis by directly comparing the fair value to the carrying amount.  During the three and nine months ended May 31, 2012, under US GAAP the Company concluded that certain indefinite life intangible assets were impaired.  The effect on US GAAP net loss for the three and nine months ended May 31, 2012 was to increase net loss by $19.1 million (2011 - nil).  The effect on the consolidated statement of financial position as at May 31, 2012 was to decrease intangible assets by $19.1 million with a corresponding increase to deficit (August 31, 2011 - nil).  The impairment recorded under US GAAP, based on the application of the relief from royalty valuation method, was a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market.  The impairment is to be recognized in operating income and pertains to the Newspaper operating segment.

Comparative reconciliation of net loss

The following is a reconciliation of net loss for the three and nine months ended May 31, 2012 and 2011 reflecting the differences between IFRS and US GAAP:

	For the three months ended
	May 31,
	2012	2011
Net loss in accordance with IFRS	(12,137)	(2,725)
Employee benefits - actuarial gains and losses (b)	-	(7)
Employee benefits - curtailment gains (e)	-	(1,367)
Impairment of indefinite life intangible assets (h)	(19,100)	-
Net loss in accordance with US GAAP (1)	(31,237)	(4,099)

	For the nine months ended
	May 31,
	2012	2011
Net earnings (loss) in accordance with IFRS	5,129	(9,238)
Employee benefits - actuarial gains and losses (b)	(397)	(21)
Employee benefits - curtailment gains (e)	-	(1,367)
Impairment of indefinite life intangible assets (h)	(19,100)	-
Net loss in accordance with US GAAP (1)	(14,368)	(10,626)

(1) Net loss in accordance with US GAAP for the three months ended May 31, 2011 has been revised from amounts previously reported as a result of the adoption of IFRS due to interim employee benefit re-measurements recognized under IFRS.

Comparative reconciliation of comprehensive loss

The following is a reconciliation of comprehensive loss for the three and nine months ended May 31, 2012 and 2011 reflecting the differences between IFRS and US GAAP:

	For the three months ended
	May 31,
	2012	2011

Comprehensive loss in accordance with IFRS	(51,415)	(26,461)
Impact of US GAAP differences on net loss	(19,100)	(1,374)
	(70,515)	(27,835)
Employee benefits - actuarial gains and losses (b)	-	7
Employee benefits - past service costs (c)	62	-
Employee benefits - curtailment gains (e)	-	1,367
Comprehensive loss in accordance with US GAAP (1)	(70,453)	(26,461)

	For the nine months ended
	May 31,
	2012	2011

Comprehensive loss in accordance with IFRS	(62,195)	(978)
Impact of US GAAP differences on net loss	(19,497)	(1,388)
	(81,692)	(2,366)
Employee benefits - actuarial gains and losses (b)	397	21
Employee benefits - past service costs (c)	186	-
Employee benefits - curtailment gains (e)	-	1,367
Comprehensive loss in accordance with US GAAP (1)	(81,109)	(978)

(1) Comprehensive loss in accordance with US GAAP for the three and nine months ended May 31, 2011 has been revised from amounts previously reported as a result of the adoption of IFRS due to interim employee benefit re-measurements recognized under IFRS.

Comparative reconciliation of equity

A reconciliation of equity as at May 31, 2012 and August 31, 2011 reflecting the differences between IFRS and US GAAP is set out below:

	As at May 31, 2012	As at August 31, 2011

Equity in accordance with IFRS	254,930	315,280
Employee benefits - past service costs (c)	(1,985)	(2,171)
Employee benefits - minimum funding liability (d)	4,146	4,146
Impairment of indefinite life intangible assets (h)	(19,100)	-
Equity in accordance with US GAAP	237,991	317,255

Other US GAAP disclosures

Operating expenses in the condensed consolidated statement of operations include:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2012	2011	2012	2011
Selling, general and administrative expenses	93,496	97,948	281,749	289,949
Rent expense	4,195	2,648	9,430	7,915

Accounts payable and accrued liabilities and the current portion of provisions on the condensed consolidated statement of financial position as at May 31, 2012 include $49.5 million of payroll related accruals (August 31, 2011 - $49.1 million).

17.   SUBSEQUENT EVENT

On June 26, 2012, the Company entered into an asset purchase agreement to sell the land and building located at 1450 Don Mills Road in Don Mills, Ontario, for gross proceeds of approximately $24 million, subject to customary closing conditions and adjustments.  The net proceeds will be used to repay a portion of the outstanding loans under Tranche C in accordance with the terms and conditions of the Term Loan Facility.  The Company expects to realize a nominal gain on disposal.  The agreement includes a lease-back of the property to the Company for a period of 18 to 24 months.  The transaction is expected to close in September 2012.